SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ RCA 893, de 29 e 30.04.2021 DEL-090, de 30.04.2021

CERTIFICATE

MINUTES OF THE EIGHTY NINETY THIRD MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

It is certified, for due purposes, that the 893rd meeting of the Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras (“Company” or “Eletrobras”) was installed on 04/29/2021, at 2:03 pm, with record of suspension of work at 7:25 pm of the same day. The meeting resumed on April 30, 2021, at 9:13 am, with the closing of the proceedings registered at 2:12 pm. The meeting took place in an exclusively remote environment, using the Cisco Webex Meetings videoconferencing application. The chairman RUY FLAKS SCHNEIDER (RFS) took the chair on both days of the meeting. The board members MARCELO DE SIQUEIRA FREITAS (MSF), BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC), CARLOS EDUARDO RODRIGUES PEREIRA (CRP), ANA CAROLINA TANNURI LAFERTE MARINHO (ALM) and FELIPE VILLELA (FVD) participated both days of the meeting in both days. Board Member RODRIGO LIMP NASCIMENTO (RLN) participated only on the first day of the meeting. Director DANIEL ALVES FERREIRA (DAF) participated only on the second day of the meeting. There was no record of absences from the meeting, thus understood as the non-participation in any segment of the conclave. The Secretary of Governance BRUNO KLAPPER LOPES (BKL) and the Adviser to the Board of Directors FERNANDO KHOURY FRANCISCO JUNIOR (FKJ) also participated in the meeting. Decision: DEL 090/2021, of April 30, 2020. Election of the President of Eletrobras to conclude the unified management term for the Executive Board (07.27.2019 until 07.26.2021). The Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras, in the use of its attributions, and embodied in the presentation of the rapporteur, in the analysis of eligibility and in the favorable opinion formulated by the Management, People and Eligibility Committee of Eletrobras - CGPE at the 067th meeting of 03.22.2021, in the support material and in the documents below, DECIDED: Executive Summary Board of Directors - 001, of 04.22.2021; Letter signed by Mr. Wilson Pinto Ferreira Junior, through which he resigned, from March 16, 2021, to the position of President of Eletrobras; Resolution no. 014, dated 02.19.2021, by which the Eletrobras Board of Directors approved the Creation of the Temporary Commission to Support the Succession Process of the President of Eletrobras and appointed its members; Resolution no. 024, dated 03.15.2021, whereby Eletrobras' Board of Directors appointed the Financial and Investor Relations Department - DF to temporarily exercise, from March 16, 2021, the functions of the Presidency, until the election of the successor of the Mr. Wilson Pinto Ferreira Junior; Resolution no. 028, dated 03.24.2021, whereby the Eletrobras Board of Directors recommended to the controlling shareholder, based on article 16, sole paragraph, of the Company's Bylaws, Mr. Rodrigo Limp Nascimento to fill a vacancy on the Board of Directors Management, aiming at the future exercise of the position of President of the Company; 1. approve the election of Mr. RODRIGO LIMP NASCIMENTO, Brazilian, married to the partial communion of goods regime, under the terms of the partial communion of goods marriage certificate, engineer, bearer of identity card no. 12681209, issued by SSP/MG, enrolled in the CPF under number. 066.139.846-39, resident and domiciled at SQNW 109 Bloco B 407 Brasília/DF, ZIPCODE 70686-410, for the position of President of Eletrobras, in succession to Mr. Wilson Pinto Ferreira Junior, to exercise, for the remaining period, the unified management term from July 27, 2019 to July 26, 2021, under the terms of art. 36, XVIII, and art. 43, paragraph 1, both of the Bylaws, and without prejudice to the provisions of art. 26, caput, of ELETROBRAS 'Bylaws, subjecting the effectiveness of the election and the investiture in the position to the signature of the respective term of investiture within the term indicated in art. 24 of the Bylaws and in art. 149, § 1, of Law 6,404/76; 2. to revoke, as of the effective took office of the one elected in item 1 above, DEL-024, of March 15, 2021, which established temporary rules for the interim designation of the functions of the Presidency until the conclusion of the succession process; 3. resume, from the effective inauguration of the elected in item 1 above, the effects of DEL-008, dated 01.28.2021, which regulates, based on art. 45, paragraph 2, of the Bylaws, the eventual substitutions of the President of Eletrobras; 4. to revoke, as of the effective inauguration of the elected in item 1 above, DEL-014, of February 19, 2021, that created the Temporary Commission to Support the Succession Process of the President of Eletrobras; 5. determine that Governance and Compliance - DCG, Investor Relations - DFR, People Management - DSP, Information Technology - DSI, Business Structure, Process Improvement and Project Management - DSDE, Communication - PRC, CSC Global Coordination - DSC, Information Technology - DSCC, Personnel Administration - DSCR, Presidency Office - PRG, Presidency - PR, Financial and Investor Relations Directorate - DF, Governance, Risk and Compliance Directorate - DC, Generation Directorate - DG, Transmission Directorate - DT, Management and Sustainability Directorate - DS, General Secretariat - PRGS and Governance Secretariat of the Board of Directors - CAAS, each within their respective scope of action, adopt the necessary measures to comply with this Deliberation.

2 CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ RCA 893, de 29 e 30.04.2021 DEL-090, de 30.04.2021

The resolution proposal was unanimously approved by the collegiate body, the absence of the RLN Director being recorded during the entire period of debate and appreciation of the topic, with the same defendant previously having a conflict of interest. There being no further business to discuss on the matter in question, the collegiate determined the drawing up of this certificate, which, after being read and approved, is signed by the Chairman of the Eletrobras Board of Directors. It is recorded that the material to support the resolution is filed at the Company's headquarters. The other resolutions taken at that meeting were omitted from this certificate, as they concern interests that are purely internal to the Company, legitimate caution, supported by the Administration's duty of secrecy, according to the “caput” of Article 155 of Law No. 6,404/76, therefore, outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law. The resolution portrayed in this certificate is a faithful copy of the decision in the minutes of the meeting in question and contained in the respective book of minutes of the Company. Chairman of the Board: RUY FLAKS SCHNEIDER. Board Members: ANA CAROLINA TANNURI LAFERTÉ MARINHO, CARLOS EDUARDO RODRIGUES PEREIRA, BRUNO EUSTAQUIO FERREIRA CASTRO DE CARVALHO, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS and MARCELO DE SIQUEIRA FREITAS.

Rio de Janeiro, April 29, 2021.

RUY FLAKS SCHNEIDER

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.